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March 4, 2025

Via EDGAR

Division of Corporate Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Dave Edgar
Ms. Kathleen Collins
Mr. Jeff Kauten
Mr. Matthew Derby

Re:	GIBO Holdings Ltd.
Amendment No. 1 to the Registration Statement on Form F-4
CIK No. 0002034520

Dear Mr. Edgar, Ms. Collins, Mr. Kauten and Mr. Derby:

On behalf of our client, GIBO Holdings Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 28, 2025 to the Company’s registration statement on Form F-4 previously submitted on February 25, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing its amendment No. 1 to the Registration Statement on Form F-4 (the “Amendment No. 1 to Registration Statement”) with exhibits via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 1 to Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1 to Registration Statement.

Questions and Answers about the Proposal

What shall be the relative equity stakes of BUJA shareholders in PubCo upon completion of the Business Combination, page 10

1.	We note your adjustment for the repayment of extension notes to Sponsor in your calculation of BUJA’s as adjusted net tangible book value. However, it is unclear how the repayment of extension notes for cash, as reflected in your pro forma financial statements, will impact your net tangible book value calculations. Please explain or revise to remove this adjustment.

In response to the Staff’s comment, we have revisited the adjustment for the repayment of extension notes to Sponsor in our calculation of BUJA’s as adjusted net tangible book value and realized that the adjustment would not impact the net tangible book value. Accordingly, we have revised to remove this adjustment on pages 13 of the Amendment No. 1 to Registration Statement.

2.	We note you removed the pro forma equity value from both tables on page 11 and 12. Our prior comment 3 addressed only the chart on page 12 as that table includes potential sources of dilution (e.g. warrants) that are not probable upon consummation of the Business Combination. Please revise table 11 to include the pro forma equity value information as previously disclosed. Refer to Item 1604(c)(1) of Regulation S-K and Section II.D.3.iv.f of SEC Release 33-11265.

In response to the Staff’s comment, we have revised the table on pages 11 of the Amendment No. 1 to Registration Statement to include the pro forma equity value information.

Risks Related to GIBO’s Business and Industry

Our key operating metrics and certain other operational data in this proxy statement/prospectus..., page 77

3.	As previously requested in prior comment 1, please revise here to discuss the inclusion of dormant accounts in your total registered user metric.

In response to the Staff’s comment, we have revised the disclosure on page 78 of the Amendment No. 1 to Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 171

4.	You state on page 177 that you have not identified any sources of financing for the Transaction Financing or signed any non-redemption agreements. Please tell us, and revise to clarify, whether the company believes a Transaction Financing will be completed at or before consummation of the business combination. If not, disclose whether GIBO intends to waive the Available Cash Closing requirement. Also, describe here what will happen if either event does not occur and the impact that will have on your pro forma financial statements. In this regard, we note that you do not meet the Available Closing Cash requirement under the maximum redemption scenario.

The Company respectfully advises the Staff that on March 1, 2025, GIBO and BUJA entered into a waiver letter, pursuant to which GIBO has agreed to waive the Available Closing Cash as a closing condition to the Second Merger. The pro forma financial statements do not reflect the Available Closing Cash at the closing. We have revised the disclosures on pages 10, 15, 37, 112, 134, 145 and 177.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information,

5.	We note from the February 26, 2025 Form 8-K filed by BUJA, that on or about February 21, 2025, BUJA deposited $100,000 into the Trust Account to extend the time to complete a business combination to March 30, 2025. Please revise to reflect such payment in your pro forma financial statements. Similarly, revise your disclosures throughout where you state that you have until February 28, 2025 to complete the Business Combination.

In response to the Staff’s comment, we have revised the pro forma adjustment (B) to include BUJA’s extension deposit of $100,000 into the Trust account, on or about February 21, 2025, to extend the time to complete a business combination to March 30, 2025, and also revised our disclosures where we state that we have until February 28, 2025 to complete the Business Combination to March 30, 2025.

Global IBO Group Limited Unaudited Condensed Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flow, page F-70

6.

We note the revisions to your statement of cash flows in response to prior comment 9. Please revise the supplemental information to clarify that non-cash transactions include the purchase of equipment and research and development services in exchange for $104.2 million in capital contributions as that is not clear from your disclosures as presented. Alternatively, you can include this information in a footnote to the financial statements.

In response to the Staff’s comment, we have revised the disclosures on pages F-72 of the Amendment No. 1 to Registration Statement accordingly.

Note 7. Shareholders’ Equity, page F-80

7.	We note your revised disclosures in response to prior comment 9. Please revise here to include a more comprehensive discussion of each of the shareholder agreements. Disclose the terms of the research and development service agreements, the total number of shares and per value per share for each agreement, the number of shares issued through June 30, 2024 for each agreement, and when each agreement will be completed.

In response to the Staff’s comment, we have revised the disclosures on pages F-82 and F-83 of the Amendment No. 1 to Registration Statement accordingly.

The Company respectfully submits to the Staff that except for the agreements disclosed in Note 7. Shareholders’ Equity on pages F-80 and F-81 of the Amendment No. 1 to Registration Statement, the Company did not separately enter into any shareholder agreement with the four shareholders disclosed therein.

General

8.	The consent included in Exhibit 23.1 refers to a registration statement of Bukit Jalil Global Acquisition 1 Ltd. on Form F-4. Please have your independent registered accounting firm revise its consent to refer to the registration statement of GIBO Holdings Limited and their audit of Bukit Jalil Global Acquisition 1 Ltd.’s financial statements.

In response to the Staff’s comment, we have filed the revised consent as Exhibit 23.1 to the Amendment No. 1 to Registration Statement accordingly.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Jing Tuang Kueh, Chief Executive Officer, GIBO Holdings Limited
Arila E. Zhou, Esq., Partner, Robinson & Cole LLP
Ze’-ev D. Eiger, Esq., Partner, Robinson & Cole LLP